UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34224 / March 16, 2021

In the Matter of   :
                                                                    :
COLUMBIA FUNDS SERIES TRUST   :
COLUMBIA FUNDS SERIES TRUST I   :
COLUMBIA FUNDS SERIES TRUST II   :
COLUMBIA FUNDS VARIABLE INSURANCE TRUST   :
COLUMBIA FUNDS VARIABLE SERIES TRUST II   :
COLUMBIA FUNDS ETF TRUST I   :
COLUMBIA FUNDS ETF TRUST II   :
COLUMBIA MANAGEMENT INVESTMENT ADVISERS LLC   :
                                                                    :
225 Franklin Street   :
Boston, Massachusetts 02110   :
                                                                    :
                                                                    :
(812-15130)   :
                                                                    :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(c) OF THE ACT

Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II,
Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II, Columbia ETF
Trust I, and Columbia ETF Trust II (each a "Trust") and Columbia Management Investment
Advisers, LLC ("Adviser") filed an application on May 26, 2020 and amendments to the application on
September 24, 2020 and November 10, 2020, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from section 15(c) of the Act. The order permits a
Trust and the Adviser to enter into and materially amend subadvisory agreements with sub-
advisers that have been approved by the vote of a majority of the members of the Trust's board of
trustees at a non-in-person meeting.

On February 18, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34197). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Columbia Funds Series Trust, et al. (File No. 812-15130) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary